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December 18, 2012


Securities and Exchange Commission                                    VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Policy
     File Numbers 333-183590 and 811-22093

Dear Ladies and Gentlemen:

On behalf of the Minnesota Life Individual Variable Universal Life Account, (the "Registrant"), and in connection with the Registration Statement of the Registrant under the Securities Act of 1933 and the Investment Company Act of 1940, we are herewith filing electronically with the Securities and Exchange Commission (the "Commission"), pursuant to the Commission's EDGAR system, a copy of Pre Effective Amendment #1.

This filing incorporates Staff comments, financial statements, as well as other non-material changes.

Any questions and comments that you may have regarding this filing may be directed to the undersigned at (651) 665-4593.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

TEW:tmy